N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of November 30th 2015

Fund	Name of Person	Ownership % of Series
Columbia Dividend Income Fund	Merrill Lynch Pierce Fenner & Smith Inc for the Sole Benefit of its Customers	25.22%
Columbia Diversified Absolute Return Fund	American Enterprised Investment Services	27.80%

As of June 1st 2015

Fund	Name of Person	Ownership % of Series
Columbia Diversified Absolute Return Fund	JPMCB NA Cust for Columbia Captial Allocation Moderate Aggressive Portfolio	37.58%
Columbia Diversified Absolute Return Fund	JPMCB NA Cust for Columbia Captial Allocation Moderate Portfolio	30.00%